SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

This report on Form 6-K is incorporated by reference into the registration statement on Form F-4 (File No. 333-116323) of Embratel Participações S.A. and Empresa Brasileira de Telecomunicações S.A. – Embratel

Rio de Janeiro, Brazil – August 25, 2004

EMBRATEL ANNOUNCES CFO

Rio de Janeiro, Brazil – August 25, 2003 - Embratel Participações S.A. (Embratel Participações or the "Embrapar") (NYSE: EMT; BOVESPA: EBTP3, EBTP4), the Company that holds 98.8 percent of Empresa Brasileira de Telecomunicações S.A. ("Embratel"), today announced that Isaac Berensztejn was elected as Executive Director of Finance and CFO. Norbert Glatt is leaving the company to pursue personal interests.

Isaac Berensztejn joined Embratel in 1979 and has occupied various positions in the company’s financial area. He was Finance Director at Telerj and Telemar during the privatization process. Mr Berensztejn returned to Embratel in 1999 where he acted as Corporate Planning Director and most recently Financial Director of Embratel’s satellite subsidiary Star One. We believe Mr. Berensztejn’s extensive financial experience and in-depth knowledge of Embratel will be instrumental in leading the company in this new phase.

Norbert Glatt led Embratel through a challenging financing period with much success. Embratel would like to thank Mr. Glatt for his important contribution and wish him luck in his next endeavor.

Embratel is the premium telecommunications provider in Brazil and offers an ample variety of telecom services –local and long distance telephony, advanced voice, high-speed data transmission, Internet, satellite data communications, and corporate networks. The company is a leader in the country for data services and Internet, and is highly qualified to be an all-distance network carrier in Latin America. Embratel’s network spreads countrywide, with almost 29 thousand kms of optic cables, which represents about one million and sixty-nine thousand km of fiber optics.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2004

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.